June 11, 1997


VIA EDGAR AND TELECOPIER (202) 942-9531

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Attn:  Ms. Nancy Oremland

Re:  All-Comm Media Corporation
   Form SB-2 Registration Statement
   File No:  333-14339
   Filed on  February 5, 1997

Dear Ms. Oremland:

Please be advised that the Company hereby withdraws the above-referenced Registration Statement. The Company determined to withdraw the offering because of the current market valuation of the common stock and the potential impact on shareholder value. In addition, the selling shareholders will not be pursuing the
offering.   I  also confirm to you that no offers or sales have
been  made pursuant to the above referenced registration statement.

Thank you for your attention to this matter.

Very truly yours



Scott Anderson
Chief Financial Officer


SA/ac